UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 29, 2019

GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	1-36874	47-2390983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7950 Jones Branch Drive, McLean, Virginia	22107-0910
(Address of principal executive offices)	(Zip Code)

(703) 854-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	GCI	New York Stock Exchange (NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on August 5, 2019, Gannett Co., Inc. (“Gannett”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Media Investment Group Inc. (“New Media”), Arctic Holdings LLC, a wholly owned subsidiary of New Media (“Intermediate Holdco”), and Arctic Acquisition Corp., a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into Gannett with Gannett surviving the merger as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media (the “Merger”).

On October 29, 2019, Gannett, New Media, Intermediate Holdco and Merger Sub entered into an amendment to the Merger Agreement (the “Amendment”), which alters certain governance matters set forth in Exhibit C of the Merger Agreement. The Amendment provides that as of the effective time of the Merger (the “Effective Time”), three members of the Board of Directors of New Media (the “New Media Board”) will consist of, at the option of Gannett, either (i) three directors designated by Gannett from among the directors serving on the board of directors of Gannett as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to New Media and Gannett under the rules and regulations of the New York Stock Exchange (each, an “Independent Gannett Director”), or (ii) two Independent Gannett Directors designated by Gannett and Ms. Barbara W. Wall, Gannett’s current Chief Legal Officer. Exhibit C of the Merger Agreement continues to provide that the remaining six members of the New Media Board as of the Effective Time will consist of five directors designated by New Media from among the directors serving on the New Media Board as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to New Media, FIG LLC and Apollo Capital Management, L.P. under the rules and regulations of the New York Stock Exchange (each, an “Independent New Media Director”), and the Chief Executive Officer of New Media.

In addition, the Amendment provides that if Ms. Wall becomes a member of the New Media Board in accordance with the foregoing, she will serve as one of the four members on the to-be-created Transformation Committee of the New Media Board (together with another Independent Gannett Director and two Independent New Media Directors), and she will also be deemed to be “independent” for purposes of all matters that require the approval of two-thirds of the independent directors of New Media pursuant to Exhibit C to the Merger Agreement.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains unchanged and in full force and effect. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01	Other Events.

On October 29, 2019, Gannett issued a joint press release with New Media announcing the expected composition of the New Media Board upon completion of the Merger, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 29, 2019, by and among Gannett Co., Inc., New Media Investment Group Inc., Arctic Holdings LLC and Arctic Acquisition Corp.

99.1	Joint Press Release of Gannett Co., Inc. and New Media Investment Group Inc., dated October 29, 2019

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission ("SEC") the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gannett Co., Inc.

Date: October 29, 2019	By:	/s/ Elizabeth A. Allen
Elizabeth A. Allen
Vice President, General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of October 29, 2019, by and among New Media Investment Group Inc., a Delaware corporation (“Parent”), Gannett Co., Inc., a Delaware corporation (the “Company”), Arctic Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Intermediate Holdco”), and Arctic Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Intermediate Holdco (“Merger Sub”).

WHEREAS, Parent, the Company, Intermediate Holdco and Merger Sub are party to that certain Agreement and Plan of Merger, dated as of August 5, 2019 (the “Merger Agreement”); and

WHEREAS, the parties desire to amend the Merger Agreement as set forth herein, in accordance with Section 9.03 of the Merger Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.        Clause (b) of Section 1 of Exhibit C of the Merger Agreement is hereby replaced in its entirety by the following:

“(b) at the option of the Company, either (1) three directors designated by the Company from among the directors serving on the Board of Directors of the Company as of immediately prior to the Effective Time, all of whom must qualify as an “independent director” with respect to Parent and the Company under the rules and regulations of the NYSE (each, an “Independent Company Director”), or (2) two Independent Company Directors designated by the Company and Ms. Barbara W. Wall, plus”.

2.        The phrase “two-thirds of the independent directors of Parent” in Section 2(i), Section 4(ii), Section 5 and Section 8 of Exhibit C of the Merger Agreement is hereby replaced with the phrase “two-thirds of the independent directors of Parent, with Ms. Wall being deemed to be included as an independent director of Parent for purposes of this calculation if she becomes a member of the Board in accordance with clause (b)(2) of Section 1 of this Exhibit C”.

3.        Clause (ii) of Section 2 of Exhibit C is hereby replaced in its entirety by the following:

“(ii) At or prior to the Effective Time, Parent shall take such actions as may be necessary or appropriate such that, as of the Effective Time, the Transformation Committee shall consist of four directors, two of whom shall be Independent Parent Directors and two of whom shall be Independent Company Directors; provided that if Ms. Wall becomes a member of the Board in accordance with clause (b)(2) of Section 1 of this Exhibit C, then the Transformation Committee shall consist of four directors, two of whom shall be Independent Parent

Directors, one of whom shall be an Independent Company Director, and one of whom shall be Ms. Wall. The Board of Directors of Parent shall cause this composition to continue for so long as there are two Independent Company Directors (or one Independent Company Director and Ms. Wall, as applicable) serving on the Board of Directors of Parent.”

4.        Except to the extent specifically amended by this Amendment, the Merger Agreement remains unchanged and in full force and effect. Any references in the Merger Agreement to “this Agreement,” or to the words “hereof” or “hereunder” or words of similar import, and all references to the Merger Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided), shall mean the Merger Agreement as amended by this Amendment, whether or not this Amendment is expressly referenced.

5.        This Amendment shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6.        This Amendment may be executed in counterparts (including by facsimile, “.pdf” files or other electronic transmission), each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

NEW MEDIA INVESTMENT GROUP INC.

by	/s/ Michael E. Reed
Name:	Michael E. Reed
Title:	Chief Executive Officer

GANNETT CO., INC.

by	/s/ Paul J. Bascobert
Name:	Paul J. Bascobert
Title:	President and Chief Executive Officer

ARCTIC HOLDINGS LLC

by	/s/ Kirk A. Davis
Name:	Kirk A. Davis
Title:	Chief Executive Officer

ARCTIC ACQUISITION CORP.

by	/s/ Kirk A. Davis
Name:	Kirk A. Davis
Title:	President, Chief Executive Officer and Chief Operating Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit 99.1

New Media and Gannett Announce the Board of Directors for the Combined Company

NEW YORK, NY AND MCLEAN, VA October 29, 2019 – New Media Investment Group Inc. (“New Media”) (NYSE: NEWM) and Gannett Co., Inc. (“Gannett”) (NYSE: GCI) announced today the expected members of the Board of Directors for the combined company (the “Board”), effective upon completion of the proposed acquisition of Gannett by New Media.

The Board will have nine members, including Michael Reed as Chairman, five independent directors from New Media, and three directors from Gannett:

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Michael Reed, Chairman & Chief Executive Officer – Mr. Reed will serve as Chairman of the Board. He has served as the Chief Executive Officer of New Media since its spin-off in 2014 and served in the same capacity for its predecessor company, GateHouse Media, Inc. (“GateHouse”), dating back to January 2006. He has also served as Chairman of New Media’s Board of Directors (the “New Media Board”) since May 2019. Mr. Reed has a deep understanding of New Media’s operations, strategy and people, as well as its industry, as he has served in senior executive capacities in the newspaper and publishing industries for over twenty years.

•

Kevin Sheehan, Lead Independent Director – Mr. Sheehan has a more than 30-year career leading large corporations, including as Chief Executive Officer and Chief Financial Officer of publicly traded companies. He brings extensive financial and accounting expertise in addition to significant senior management skills. He joined the New Media Board at its inception and also served on the Board of Directors of GateHouse from October 2006 to November 2013.

•

Mayur Gupta, Independent Director – Mr. Gupta is the Chief Marketing Officer at Freshly, a growing food-tech company. He brings over twenty years of digital marketing and technology experience across a range of industries, including media-services, healthcare, and consumer goods. He joined the New Media Board in October 2019.

•

Theodore Janulis, Independent Director – Mr. Janulis served in executive leadership roles across financial services companies for over twenty years, including CRT Greenwich LLC, Aurora Bank FSB and Lehman Brothers. He brings significant financial background, expertise and senior management experience, including serving as Chief Executive Officer of two companies. He joined the New Media Board in January 2014.

•

John Jeffry Louis, Independent Director – Mr. Louis has served as Chairman of Gannett’s Board of Directors (the “Gannett Board”) since Gannett’s spin-off in June 2015. He was the Co-Founder and former Chairman of Parson Capital, a private equity and venture capital firm. He brings financial expertise and substantial experience in founding, building and selling companies.

•

Maria Miller, Independent Director – Ms. Miller has a more than 30-year career in innovative marketing and digital communications. She brings marketing and communications leadership spanning a diverse set of industries, including consumer products, financial services, e-commerce, travel, hospitality and cruising. She joined the New Media Board in October 2019.

•

Debra Sandler, Independent Director – Ms. Sandler has served as the chair of the Gannett Board’s Nominating and Public Responsibility Committee since Gannett’s spin-off in June 2015. She is the President and Chief Executive Officer of La Grenade Group, LLC, a privately held consulting firm advising on marketing innovation and business development, and previously held executive positions at Mars, Inc., Johnson & Johnson and PepsiCo. She brings entrepreneurial skills in addition to more than thirty years of leadership skills across consumer products and marketing.

•

Laurence Tarica, Independent Director – Mr. Tarica was President and Chief Operating Officer of Jimlar Corporation, one of the oldest footwear companies in America, until its sale in 2010. He brings experience across sourcing, design, development, sales and marketing in addition to senior leadership and board experience. He joined the New Media Board in 2014.

•

Barbara Wall, Director – Ms. Wall has served as the Chief Legal Officer of Gannett since its spin-off in June 2015 and also served as its interim Chief Operating Officer in 2019. She previously held various other positions with Gannett’s former parent, where she worked for thirty years. She brings extensive First Amendment and legal expertise in addition to a deep knowledge of Gannett and its history and operations.

“The new Board will bring a strong understanding of the media industry and our legacy companies, as well as significant finance, digital, marketing, and business development expertise,” said Michael Reed, Chairman and Chief Executive Officer of New Media. “I look forward to working with such a diverse and talented group of individuals, helping to lead the combined company into a stronger future.”

Subject to the receipt of the requisite approvals from Gannett and New Media stockholders and the satisfaction of other customary closing conditions, the proposed acquisition is expected to close shortly following the New Media and Gannett special stockholder meetings, which are currently scheduled for November 14, 2019. After the closing of the transaction, both New Media and its operating subsidiary GateHouse will be rebranded and operate under the “Gannett” brand. The combined company will be headquartered in McLean, VA, with a continued corporate presence in existing locations.

About New Media Investment Group Inc.

New Media (NYSE: NEWM) supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to our small and medium business partners. The Company is one of the largest publishers of locally based print and online media in the United States as measured by our 154 daily publications. As of June 30, 2019, New Media operates in over 600 markets across 39 states reaching over 21 million people on a weekly basis and serves over 200,000 business customers.

For more information regarding New Media and to be added to our email distribution list, please visit www.newmediainv.com.

About Gannett

Gannett Co., Inc. (NYSE: GCI) is an innovative, digitally focused media and marketing solutions company committed to strengthening communities across its network. With an unmatched local-to-national reach, Gannett touches the lives of more than 125 million people monthly with its Pulitzer-Prize winning content, consumer experiences and benefits, and advertiser products and services. Gannett brands include USA TODAY NETWORK with the iconic USA TODAY and more than 100 local media brands, digital marketing services companies ReachLocal, WordStream and SweetIQ, and U.K. media company Newsquest. To connect with Gannett, visit www.gannett.com.

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No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media and Gannett. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs, and neither New Media nor Gannett can give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

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•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA AND GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com,and Gannett’s website, www.gannett.com.

Contact:

Ashley Higgins, New Media Investor Relations

ir@newmediainv.com

(212) 479-3160

or

Media:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170

Or

Investors:

Sam Levenson

Arbor Advisory Group

(203) 307-2250

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Stacy Cunningham, Gannett Vice President, Financial Planning & Investor Relations

investors@gannett.com

(703) 854-3168

Or

Ed Trissel / Tim Ragones / Tanner Kaufman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Source: New Media Investment Group Inc. and Gannett Co., Inc.

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